UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Modular Medical, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

60785L108

(CUSIP Number)

James E. Besser

c/o Manchester Management Company, LLC

3 West Hill Place

Boston, Massachusetts  02114

Telephone Number: (617) 399-1741

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 20, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60785L108	13D/A	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS Manchester Management Company, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,858,384
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,858,384

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,858,384
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.44%
14.	TYPE OF REPORTING PERSON (see instructions) OO

* Percentage of class calculated based on 18,057,957 total outstanding shares of Common Stock as of November 20, 2018, as reported in the Issuer’s Current Report on Form 8-K for filed with the Securities and Exchange Commission (“SEC”) on November 20, 2018.

CUSIP No. 60785L108	13D/A	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS Manchester Explorer, LP,
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,016,566
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,016,566

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,016,566
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.78%
14.	TYPE OF REPORTING PERSON (see instructions) OO

* Percentage of class calculated based on 18,057,957 total outstanding shares of Common Stock as of November 20, 2018, as reported in the Issuer’s Current Report on Form 8-K for filed with the Securities and Exchange Commission (“SEC”) on November 20, 2018.

CUSIP No. 60785L108	13D/A	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS JEB Partners, LP,
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 841,818
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 841,818

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 841,818
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.66%
14.	TYPE OF REPORTING PERSON (see instructions) OO

* Percentage of class calculated based on 18,057,957 total outstanding shares of Common Stock as of November 20, 2018, as reported in the Issuer’s Current Report on Form 8-K for filed with the Securities and Exchange Commission (“SEC”) on November 20, 2018.

CUSIP No. 60785L108	13D/A	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS James E. Besser
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF, OO, PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 269,719
	8.	SHARED VOTING POWER 5,858,384
	9.	SOLE DISPOSITIVE POWER 269,719
	10.	SHARED DISPOSITIVE POWER 5,858,384

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,128,103
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.94%
14.	TYPE OF REPORTING PERSON (see instructions) IN

* Percentage of class calculated based on 18,057,957 total outstanding shares of Common Stock as of November 20, 2018, as reported in the Issuer’s Current Report on Form 8-K for filed with the Securities and Exchange Commission (“SEC”) on November 20, 2018.

CUSIP No. 60785L108	13D/A	Page 6 of 9 Pages

1.	NAMES OF REPORTING PERSONS Morgan C. Frank
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 180,830
	8.	SHARED VOTING POWER 5,858,384
	9.	SOLE DISPOSITIVE POWER 180,830
	10.	SHARED DISPOSITIVE POWER 5,858,384

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,039,214
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.44%
14.	TYPE OF REPORTING PERSON (see instructions) IN

* Percentage of class calculated based on 18,057,957 total outstanding shares of Common Stock as of November 20, 2018, as reported in the Issuer’s Current Report on Form 8-K for filed with the Securities and Exchange Commission (“SEC”) on November 20, 2018.

CUSIP No. 60785L108	13D/A	Page 7 of 9 Pages

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Modular Medical, Inc., a Nevada corporation (the “Issuer”), whose principal executive offices are located at 800 West Valley Parkway, Suite 203, Escondido, California 92025.

Item 2.  Identity and Background.

(a)	The persons filing this statement are Manchester Management Company, LLC, a Delaware limited liability company (“Manchester Management”), Manchester Explorer, L.P., a Delaware limited partnership (“Manchester Explorer”), JEP Partners, LP, a Delaware limited partnership (“JEBP”) James E. Besser, a citizen of the United States of America (“Mr. Besser”), and Morgan C. Frank, a citizen of the United States of America (“Mr. Frank” and, together with Manchester Management, Manchester Explorer, JEBP and Mr. Besser, the “Reporting Persons”).

(b)	The address of the Reporting Persons is 3 West Hill Place, Boston, Massachusetts 02114.

(c)	Manchester Management is principally engaged in the business of providing investment management services to its advisory clients, including Manchester Explorer and JEBP. Manchester Management is also the general partner of Manchester Explorer and JEBP, which is are investment funds principally engaged in the business of investing in securities. Mr. Besser serves as a Managing Member of Manchester Management. Mr. Frank serves as a portfolio manager and as consultant for Manchester Management.

(d)	– (e) During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Manchester Management, JEBP and Manchester Explorer are Delaware entities. Messrs. Besser and Frank are citizens of the United States of America.

Item 3.  Source or Amount of Funds or Other Consideration.

Item 3 is amended and supplemented by the below:

The aggregate 6,308,933 shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons consists of (i) 5,016,566 owned directly by Manchester Explorer, (ii) 841,818 shares owned directly by JEBP, (iii) 180,830 shares owned directly by Mr. Frank and (iv) 269,719 shares owned directly by Mr. Besser.

Item 4.  Purpose of Transaction.

The purpose of the transaction was to acquire shares of Common Stock for investment purposes.  The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

CUSIP No. 60785L108	13D/A	Page 8 of 9 Pages

Item 5.  Interest in Securities of the Issuer.

(a) - (e)

As of the date hereof, Manchester Management may be deemed to be the beneficial owner of 5,858,384 shares of Common Stock, constituting 32.44% of the issued and outstanding shares, based upon 18,057,957 shares of Common Stock outstanding as of the date hereof.  Manchester Management has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 5,858,384 shares of Common Stock.  Manchester Management has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 5,858,384 shares of Common Stock.

As of the date hereof, Manchester Explorer may be deemed to be the beneficial owner of 5,016,566shares of Common Stock, constituting 27.28% of the issued and outstanding shares, based upon 18,057,957shares of Common Stock outstanding as of the date hereof.  Manchester Explorer has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 5,016,566shares of Common Stock.  Manchester Explorer has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 5,016,566shares of Common Stock. Manchester Explorer directly owns 5,016,566 of Common Stock.

As of the date hereof, JEBP may be deemed to be the beneficial owner of 841,818shares of Common Stock, constituting 4.66% of the issued and outstanding shares, based upon 18,057,957shares of Common Stock outstanding as of the date hereof.  JEBP has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 841,818shares of Common Stock.  JEBP has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 841,818shares of Common Stock. JEBP directly owns 841,818shares of Common Stock.

As of the date hereof, Mr. Besser may be deemed to be the beneficial owner of 6,128,103 shares of Common Stock, constituting 33.94% of the issued and outstanding shares, based upon 18,057,957shares of Common Stock outstanding as of the date hereof.  Mr. Besser has the sole power to vote or direct the vote of 269,719 shares of Common Stock and the shared power to vote or direct the vote of 6,128,shares of Common Stock.  Mr. Besser has the sole power to dispose or direct the disposition of 269,719 shares of Common Stock and the shared power to dispose or direct the disposition of 6,128,103 shares of Common Stock. Mr. Besser directly owns 269,719shares of Common Stock.

As of the date hereof, Mr. Frank may be deemed to be the beneficial owner of 6,039,214 shares of Common Stock, constituting 33.44% of the issued and outstanding shares, based upon 18,057,957shares of Common Stock outstanding as of the date hereof.  Mr. Frank has the sole power to vote or direct the vote of 180,830 shares of Common Stock and the shared power to vote or direct the vote of 6,039,214 shares of Common Stock.  Mr. Frank has the sole power to dispose or direct the disposition of 180,830shares of Common Stock and the shared power to dispose or direct the disposition of 6,039,214 shares of Common Stock. Mr. Frank directly owns 180,830 shares of Common Stock.

Each of the Reporting Persons disclaims beneficial ownership of the reported securities except (i) for the shares of Common Stock directly owned by such person and (ii) to the extent of their pecuniary interest therein

On November 20, the Reporting Persons acquired 720,001 shares in a private transaction at a price of $2.25 per share. There were no other transaction in the securities of the Issuer in the past 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons report no change from the previous Schedule 13D, Amendment #1.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A: Joint filing Agreement.

CUSIP No. 60785L108	13D/A	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2018

Manchester Management Company, LLC

By: /s/ James E. Besser
Name: James E. Besser Title: Managing Member

Manchester Explorer, L.P.

By: /s/ James E. Besser
Name: James E. Besser Title: Managing Member of the General Partner

JEB Partners, L.P.

By: /s/ James E. Besser
Name: James E. Besser Title: Managing Member of the General Partner

James E. Besser

/s/ James E. Besser

Morgan C. Frank

/s/ Morgan C. Frank

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of common stock, par value $0.001, of Modular Medical, Inc., and that this agreement may be included as an exhibit to such joint filing. Each person executing this agreement is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but no person executing this agreement is responsible for the completeness or accuracy of the information concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated: November 20, 2018

Manchester Management Company, LLC*

By: /s/ James E. Besser
Name: James E. Besser Title: Managing Member

Manchester Explorer, L.P.*

By: /s/ James E. Besser
Name: James E. Besser Title: Managing Member of the General Partner

JEB Partners, L.P.

By: /s/ James E. Besser
Name: James E. Besser Title: Managing Member of the General Partner

James E. Besser*

/s/ James E. Besser

Morgan C. Frank*

/s/ Morgan C. Frank